SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

FUTUREMEDIA PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

Media House, Arundel Road, Walberton, Arundel, West Sussex BN18 0QP, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b).

YES _________ NO ___X___

Exhibit 1	Cautionary Statement for the purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.
Exhibit 2	May 15, 2002 Press Release Announcing Futuremedia PLC's Preliminary Fiscal 2002 Results Showing Continued Trend Toward Profitability.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public limited company

By: ______________________________

Mats Johansson
Chief Executive Officer

Date: 20 May 2002

EXHIBIT 1

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.

EXHIBIT 2

ARUNDEL, England - 15 May, 2002

Futuremedia PLC Announces Preliminary Fiscal 2002 Results Showing Continued Trend Toward Profitability.

ARUNDEL, England, May 15, 2002 - E-learning solutions provider Futuremedia PLC (NASDAQ: FMDAY) today announced preliminary financial results for the 3 and 12 month periods ending April 30, 2002. The Company's financial year ends on April 30.

Q4 2002 and Year-End 2002

For the 3 month period ending April 30, 2002, the Company reported revenues of £245,000 ($358,000). This represents an increase of £49,000 ($72,000) or 25.0% on the prior quarter. The Company anticipates an operating loss of £192,000 ($281,000), an improvement of £255,000 compared with the prior quarter.

For the 12 months ended April 30, 2002, the Company's revenues were £911,000 ($1,333,000) compared to £743,000, an increase of 23% for the year ended April 30, 2001. The Company sustained an operating loss of £1,933,000 ($2,828,000) for the 12 month period ended April 30, 2002, compared to an operating loss of £3,812,000 for the previous 12 months, an improvement of 50%.

Mats Johansson, CEO of Futuremedia, said: "In 2002, we continued our strategy to focus on providing complete e-learning solutions leveraging our investments in the technology and know-how required to deliver such solutions. This has enabled us to build on our successful partnership with Consignia (formerly The Post Office) and new clients. The results for 2002 are a significant improvement on 2001 and we have achieved the first phase of our return to profitability plan by reducing our fixed cost base by 50%."

"This achievement must be viewed against a backdrop of restructuring and implementing change throughout the company. These actions and the recent £750,000 ($1,100,000) placement in new equity investment together with the improved business performance should provide the financial stability and platform to maintain the company's momentum."

"The recent acquisitions of the professional services consultancy and content provider have added to the company's product offerings and will enable us to offer a more complete service to our customers whilst continuing to improve customer value".

Finally Mr. Johansson said "All these factors have enabled us to start 2002-3 with secured revenues of £1,108,000 ($1,620,000) or 22% ahead of last year's total revenues and we confidently expect the improvements to continue throughout the year in line with our 'Return to Profitability' strategy."

About Futuremedia

Futuremedia PLC is a proven provider of innovative and effective e-learning solutions to corporate clients including Consignia (formerly The Post Office), Ford Motor Company and BT. Futuremedia develops and markets the easycando™ range of e-learning solutions that integrate market-leading content, learning management technology, professional services and support. Easycando solutions can be delivered over an intranet basis or on a hosted ASP basis. Solution partners include SmartForce, Centra Software, SkillSoft and NETg. The easycando technology platform builds on the proven performance of Solstra, the learning management system (LMS) co-developed by Futuremedia and BT. Solstra 2000 is the UK's first AICC certified LMS.

Futuremedia can be found on the Web at www.futuremedia.co.uk
Easycando can be found at www.easycando.com

This press release contains forward-looking information that involves risks and uncertainties, including statements about the Company's plans, objectives, expectations and intentions. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. Readers are cautioned that such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those set forth in the forward-looking statements. The risks and uncertainties include, without limitation, the ability of the Company to identify, secure and retain new customers, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this press release. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based.

Contacts:

Media: Kay Phelps,
Tel: +44(0)1932-761 889,
e-mail: kay.phelps@btinternet.com

Investor Relations: Mats Johansson,
Tel: +44(0)1243-555 000,
e-mail: mats.Johansson@futuremedia.co.uk

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